Exhibit (a)(6)

PLAN INVESTMENT FUND, INC.

ARTICLES SUPPLEMENTARY TO THE CHARTER

PLAN INVESTMENT FUND, INC., a Maryland corporation (hereinafter called the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland, that:

FIRST:	The board of trustees of the Corporation, at a meeting duly convened and held on the 27th day of January 2012, adopted resolutions authorizing One Billion (1,000,000,000) additional shares with a par value of One Tenth of One Cent ($.001) per share of the Corporation, and classifying such shares as Ultrashort Duration Government Portfolio Participation Certificates Stock, and reclassifying One Billion (1,000,000,000) previously authorized Short-Term Portfolio Participation Certificates Stock with a par value of One Tenth of One Cent ($.001) per share of the Corporation, as Ultrashort Duration Bond Portfolio Participation Certificates Stock, by setting or changing before the issuance of such shares, the preferences, rights, voting powers, restrictions, limitations as to dividends, qualification or terms of redemption of, and the conversion or other rights, thereof as hereinafter set forth.

SECOND:	A description of the shares so classified and reclassified with the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, if any, as set or changed by the board of trustees of the Corporation is as follows:

None, except that each of the aforesaid shares of Ultrashort Duration Government Portfolio Participation Certificates Stock and Ultrashort Duration Bond Portfolio Participation Certificates Stock shall be entitled to ten (10) votes on each matter submitted to a vote of the Participation Certificate holders.

THIRD:	The aforesaid shares of the Corporation have been duly authorized, classified and reclassified as aforesaid by the board of trustees pursuant to the Maryland General Corporation Law and authority and power contained in the charter of the Corporation.

FOURTH:	The Corporation is registered as an open-end company under the Investment Company Act of 1940; and the total number of shares the Corporation has authority to issue has been increased as aforesaid by the board of trustees of the Corporation in accordance with Section 2-105(c) of the Maryland General Corporation Law from Seven Billion (7,000,000,000) shares with an aggregate par value of $7,000,000 to Eight Billion (8,000,000,000) shares with an aggregate per value of $8,000,000.

IN WITNESS WHEREOF, PLAN INVESTMENT FUND, INC. has caused these presents to be signed in its name and on its behalf by its President and attested by its Secretary on the 8th day of February, 2012.

PLAN INVESTMENT FUND, INC.

By:	/s/ Dale E. Palka
Dale E. Palka, President and Chief Executive Officer

Attest:

/s/ Joseph S. Castellon
Joseph S. Castellon, Secretary

THE UNDERSIGNED, President of PLAN INVESTMENT FUND, INC., who executed on behalf of said corporation the foregoing Articles Supplementary to the Charter, of which this certificate is made a part, hereby acknowledges, in the name and on behalf of said corporation, the foregoing Articles Supplementary to the Charter to be the corporate act of said corporation and further certifies that, to the best of his knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all materials respects, under the penalties of perjury.

/s/ Dale E. Palka
Dale E. Palka, President and Chief Executive Officer

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